

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 17, 2009

Via U.S. mail and facsimile

Mr. Cary Baetz
Chief Financial Officer
Boots & Coots International Well Control, Inc.
7908 N. Sam Houston Parkway West, Fifth Floor
Houston, Texas 77064

> **Re:** **Boots & Coots International Well Control, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 15, 2009**
> **File No. 1-13817**

Dear Mr. Baetz:

We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison

via facsimile
William T. Heller
(832) 397-8071